

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Scott D. Farmer
Chief Executive Officer
Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, OH 45262-5737

  Re: **Cintas Corporation**
      Form 10-K for the fiscal year ended May 31, 2010
      Filed July 30, 2010
      File No. 000-11399

Dear Mr. Farmer:

  We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 9.01. Financial Statements and Exhibits

  We note that you have not included all of the exhibits and/or schedules to Exhibits 10.1, 10.3 and 10.5. Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Damon Colbert at (202) 551 3581 or Pamela Howell at (202) 551 3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director